Filed pursuant to Rule 424(b)(3)

File No. 333-291400

RoboStrategy, Inc.

19,655,968 Shares of Common Stock

Supplement No. 7 dated September 2, 2026

to the

Prospectus and Statement of Additional Information dated May 5, 2026, as amended or supplemented as of the date hereof

This prospectus supplement modifies, amends and supplements certain information contained in the Prospectus of RoboStrategy, Inc. (the “Fund”) dated May 5, 2026, as amended or supplemented (the “Prospectus”) and the statement of additional information, dated May 5, 2026, as amended or supplemented (the “Statement of Additional Information”). Capitalized terms used in this prospectus supplement and not otherwise defined have the meaning specified in the Prospectus and/or Statement of Additional Information.

You should carefully consider the “Types of Investments and Related Risk Factors” section beginning on page 35 of the Prospectus.

Net Asset Value

In connection with our regular net asset value determination process, as provided in our valuation policies and procedures, our net asset value as of August 31, 2026, is $11.35 per share of our common stock.

Portfolio

Since the date of the portfolio holdings information included in the Fund's most recent monthly portfolio holdings report disclosed within Supplement No. 6 dated August 13, 2026 to the prospectus dated May 5, 2026, there have been no material changes in the composition of the Fund's portfolio or the fair values of its portfolio investments.

Expanded Disclosure Channels

Fund investors and others should note that the Fund announces material financial information using our Fund website at https://robostrategy.co, SEC filings, press releases, public conference calls, and webcasts. The Fund intends to begin using the X (formerly known as Twitter) account @RoboStrategy as an additional means of disclosing material non-public information and for complying with disclosure obligations under Regulation FD.

The Fund encourages investors and others to review the information it makes public in the foregoing locations, including its X account, as such information could be deemed to be material information. Please note that this list may be updated from time to time. Investors are encouraged to subscribe to the Fund’s X account in addition following its press releases, SEC filings, public conference calls and webcasts.

Committed Equity Facility

In August 2026, RoboStrategy sold 130,555 shares of common stock at a weighted average price of $30.09 per share under its committed equity facility with Roth Capital Partners. The net proceeds as a result of these sales of common stock were $3,535,469.62, after deducting placement fees and other expenses associated with the facility.